UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 001-37938

LIBERTY EXPEDIA HOLDINGS, INC.
(LEMS I LLC as successor by merger to Liberty Expedia Holdings, Inc.)
(Exact name of registrant as specified in its charter)

333 108th Avenue NE
Bellevue, WA 98004
(425) 679-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⌧
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	⌧
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  One (1) holder of record of the equity interests in LEMS I LLC (as successor by merger to Liberty Expedia Holdings, Inc.)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LEMS I LLC (as successor by merger to Liberty Expedia Holdings, Inc.)

By:	/s/ Robert J. Dzielak
Name: Robert J. Dzielak
Title: Chief Legal Officer and Secretary

Date:  August 5, 2019